Exhibit 23.3

Consent of Independent Public Accounting Firm

The Board of Directors
Atrium European Real Estate Limited:

We consent to the use of our report dated December 2, 2011, with respect to the consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2010 and 2009 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flows statements and consolidated statement of changes in equity for each of the years in the two-year period ended December 31, 2010, in the registration statement on Form F-1 of Gazit Globe Ltd.

The aforementioned consolidated financial statements are not included herein. We also consent to the reference to our firm under the heading “Experts” in the registration statement on Form F-1 of Gazit Globe Ltd.

/s/  KPMG Channel Islands Limited
KPMG Channel Islands Limited

Jersey, Channel Islands
December 5, 2011